Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES ï DEPOSITS ï CERTIFICATES

Principal Protected Notes	606,500 Principal Protected Notes Based Upon the Brazilian Real Due February 27, 2012

Citigroup Funding Inc.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
Medium-Term Notes, Series D

OFFERING SUMMARY
(Related to the Pricing Supplement No. 2009-MTNDD418, Dated August 25, 2009, Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

August 25, 2009

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Principal Protected Notes
Based Upon the Brazilian Real Due February 27, 2012

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this overview are defined in the “Final Terms” below.

Overview of the Notes

The Principal Protected Notes Based Upon the Brazilian Real (the “Notes”) are offered by Citigroup Funding Inc. and have a maturity of approximately 2.50 years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The Notes combine the investment characteristics of debt and currency investments and pay an amount at maturity that will depend on the percentage change in the value of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD Exchange Rate. If the Ending Exchange Rate is less than or equal to the Starting Exchange Rate, the payment you receive at maturity for each Note will equal $10. If the Ending Exchange Rate is greater than the Starting Exchange Rate, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be 100% of the return on an investment directly linked to the Brazilian real because of the Participation Rate of 100%.

Some key characteristics of the Notes include:

■	Principal Protection. Your initial investment is 100% principal protected, subject to the credit risk of Citigroup Inc., if you hold your Notes to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Notes to maturity, you will receive at maturity an amount in cash equal to your initial investment plus the Currency Return Amount, which may be positive or zero, subject to the Participation Rate. If the Ending Exchange Rate is greater than the Starting Exchange Rate, the Currency Return Amount will be positive. In all other circumstances, the Currency Return Amount will be zero, and at maturity you will receive only your initial investment.

■	No Periodic Payments. The Notes will not pay any periodic interest or other periodic payments. Instead, the return on the Notes, if any, will be paid at maturity based upon the percentage change in value of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD Exchange Rate, during the term of the Notes. The return on the Notes will vary depending on the performance of the Brazilian real and may be lower than that of a conventional fixed-rate debt security. The return on the Notes may be zero.

■	Tax Treatment. The federal income tax treatment of the Notes differs from the tax treatment of traditional fixed-rate notes. The federal income tax treatment of the Notes will require U.S. investors to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis annually over the term of the Notes, although U.S. investors will receive no payments with respect to the Notes before maturity. Non-U.S. investors will generally not be subject to U.S. income or withholding tax, provided that certain certification requirements are met. See “Certain U.S. Federal Income Tax Considerations — United

Principal Protected Notes  ï  3

States Investors” in the pricing supplement related to this offering for further information.

All payments on the Notes are subject to the credit risk of Citigroup Inc. The Notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The Notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

An investment in the Notes involves significant risks.  You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

Types of Investors

The Notes are not a suitable investment for investors who require regular fixed-income payments since no interest payments or investment returns, if any, will be paid prior to the maturity of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal protected basis.

■	Investors who expect appreciation of the Brazilian real relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to diversify their underlying asset class exposure.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.225 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.200 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

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Final Terms

Issuer:	Citigroup Funding Inc.

Security:	606,500 Principal Protected Notes Based Upon the Brazilian Real Due February 27, 2012.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Rating of the Issuer’s Obligations:
As of August 25, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agency’s view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Notes at maturity and do not address whether you will gain or lose money on your investment.

Principal Protection:	100% if held on the Maturity Date, subject to the credit risk of Citigroup Inc.

Pricing Date:	August 25, 2009.

Issue Date:	August 28, 2009.

Valuation Date:	February 17, 2012.

Business Day:
“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close.

Maturity Date:	February 27, 2012.

Issue Price:	$10 per Note.

Periodic Interest:	None.

Maturity Payment:	Initial investment plus a Currency Return Amount, which may be positive or zero.

Currency Return Amount:	For each $10 Note: $10 x Currency Return Percentage x Participation Rate (provided that the Currency Return Amount will not be less than zero).

Participation Rate:	100%.

Currency Return Percentage:	Ending Exchange Rate − Starting Exchange Rate Starting Exchange Rate

Starting Exchange Rate:	0.542918, the BRL/USD Exchange Rate on the Pricing Date.

Ending Exchange Rate:	The BRL/USD Exchange Rate on the Valuation Date.

BRL/USD Exchange Rate:
The Brazilian real/U.S. dollar exchange rate (BRL/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated by the Calculation Agent by dividing the number 1.00 by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” (Ask quote), or any substitute page, for any relevant date. Six decimal figures shall be used for the determination of such Brazilian real/U.S. dollar exchange rate.

Listing:	The Notes will not be listed on any exchange.

Underwriting Discount:	2.25% (including the 2.00% Sales Commission defined below).

Sales Commission Earned:	$0.200 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.

Sales Concession Granted:
$0.200 per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

Calculation Agent:	Citigroup Global Markets Inc.

CUSIP:	17313T375.

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Benefits of the Notes

■	Growth Potential. The Currency Return Amount, if any, payable at maturity is based on the Ending Exchange Rate of the Brazilian real, enabling you to participate in the potential increase in the BRL/USD Exchange Rate during the term of the Notes without directly investing in the Brazilian real.

■	Principal Preservation. If you hold your Notes to maturity, at maturity you will receive at least your initial investment, subject to the credit risk of Citigroup Inc., regardless of the Ending Exchange Rate of the Brazilian real.

■	Diversification Potential. The Notes are linked to the value of the Brazilian real relative to the U.S. dollar and may allow you to diversify an existing portfolio mix of notes, stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks.  While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement and “Risk Factors” in the prospectus supplement related to this offering for a full description of risks.

■	The Return on Your Investment May Be Zero. The amount of your return at maturity will depend on the Ending Exchange Rate of the Brazilian real. If the Ending Exchange Rate is equal to or less than the Starting Exchange Rate, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the BRL/USD Exchange Rate is greater than the Starting Exchange Rate at one or more times during the term of the Notes or if the BRL/USD Exchange Rate at maturity exceeds the Starting Exchange Rate.

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield. The amount payable upon maturity of the Notes is linked to the value of the Brazilian real relative to the U.S. dollar. As a result, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and the return on the Notes may be zero.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Reference to a Single Currency May Lower Your Return. Because the return on the Notes will be based exclusively on the performance of the Brazilian real relative to the U.S. dollar, as opposed to the performance of a basket of currencies, a decrease in the BRL/USD Exchange Rate will lower the return on your investment, if any, and will not be offset by the performance of any other currency.

■	Foreign Currency Risk. Governments, including those of Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Brazilian real or the U.S. dollar specifically, or any other currency.

■	Secondary Market May Not Be Liquid. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	No Principal Protection Unless You Hold the Notes to Maturity. The market value of Notes in any secondary market may be below your initial investment due to, among other things, limited secondary market trading, changes in the BRL/USD Exchange Rate, interest rates, the Brazilian real and other economic conditions and the inclusion of commissions and projected profit from hedging in the public offering price of the Notes. Thus you could

            6  ï  Principal Protected Notes

receive substantially less than your initial investment if you sell your Notes prior to maturity.

■	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in the Brazilian real or in other instruments, such as options, swaps or futures, based upon the BRL/USD Exchange Rate or the Brazilian real, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Brazilian Real and the BRL/USD Exchange Rate

General

The BRL/USD Exchange Rate used to measure the performance of the Brazilian real relative to the U.S. Dollar is expressed as the amount of U.S. dollars that can be exchanged for one Brazilian real. Thus, an increase in the BRL/USD Exchange Rate means that the value of the Brazilian real has appreciated against the U.S. dollar. Conversely, a decrease in the BRL/USD Exchange Rate means that the value of the Brazilian real has depreciated as measured against the U.S. dollar. The BRL/USD Exchange Rate is the inter-bank foreign exchange rate that measures the relative values of the U.S. dollar and the Brazilian real.

The Brazilian real is the official currency of Brazil.

The BRL/USD Exchange Rate will equal the Brazilian real/U.S. dollar exchange rate (BRL/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” (Ask quote), or any substitute page, for any relevant date. Six decimal figures shall be used for the determination of such Brazilian real/U.S. dollar exchange rate.

We have obtained all information in this offering summary relating to the Brazilian real and the BRL/USD Exchange Rate from public sources, without independent verification. Currently the BRL/USD Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating the Currency Return Amount due to holders of the Notes, the value of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD Exchange Rate, will be determined as described in “Final Terms” above.

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Historical Data on the BRL/USD Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low BRL/USD Exchange Rates, as reported by Bloomberg. The historical data on the BRL/USD Exchange Rate is not indicative of the future performance of the Brazilian real or what the value of the Notes in any secondary market may be.
Any historical upward or downward trend in any of the BRL/USD Exchange Rate during any period set forth below is not an indication that the value of the Brazilian real relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	Brazilian Real
	BRL/USD Exchange Rate
	High	Low

2004
Quarter
First	0.3577	0.3373
Second	0.3478	0.3114
Third	0.3508	0.3248
Fourth	0.3770	0.3472
2005
Quarter
First	0.3896	0.3618
Second	0.4287	0.3761
Third	0.4513	0.4021
Fourth	0.4626	0.4202
2006
Quarter
First	0.4753	0.4280
Second	0.4868	0.4250
Third	0.4710	0.4497
Fourth	0.4693	0.4548
2007
Quarter
First	0.4905	0.4648
Second	0.5255	0.4886
Third	0.5456	0.4865
Fourth	0.5777	0.5407
2008
Quarter
First	0.5990	0.5452
Second	0.6286	0.5746
Third	0.6409	0.5094
Fourth	0.5213	0.3978
2009
Quarter
First	0.4597	0.4081
Second	0.5203	0.4400
Third (through August 25, 2009)	0.5516	0.4992

The Brazilian real BRL/USD Exchange Rate, as calculated from the U.S. dollar/Brazilian real exchange rate appearing on Reuters page “BRFR” (Ask quote) on August 25, 2009 was 0.542918.

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The following graph shows the BRL/USD Exchange Rate in the period from January 2, 2004 through August 25, 2009 using historical data obtained from Bloomberg. The historical data on the Brazilian real is not indicative of the future performance of the Brazilian real or what the value of the Notes may be. Any historical upward or downward trend in the BRL/USD Exchange Rate during any period set forth below is not an indication that the BRL/USD Exchange Rate is more or less likely to increase or decrease at any time during the term of the Notes.

            Brazilian Real Exchange Rates

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Hypothetical Maturity Payments

The Currency Return Amount will depend on the Ending Exchange Rate of the Brazilian real. Because the BRL/USD Exchange Rate may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Exchange Rates of the Brazilian real on the return on the Notes at maturity. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Exchange Rate of the Brazilian real is 0.52, that the Currency Return Amount cannot be less than zero, that the term of the Notes is 2.25 years, that a Note is held to maturity, and that the Participation Rate is 100%.

As demonstrated by the examples below, if the Currency Return Percentage is 0.00% or less, you will receive an amount at maturity equal to the initial investment of $10. If the Currency Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than the initial investment in the Notes. In such case, due to the hypothetical Participation Rate of 100%, the return on a Note will be approximately 100% of the return on an investment directly linked to the Brazilian real.

				Total Return
				on the Notes
Ending	Currency	Currency Return	Maturity	for the Entire	Per Annum
Exchange	Return	Amount on	Payment	Term of the	Return on
Rate	Percentage	the Notes(1)	per Note(2)	Notes	the Notes(3)
0.0000	—100.00%	$0.00	$10.00	0.00%	0.00%
0.3120	—40.00%	$0.00	$10.00	0.00%	0.00%
0.3640	—30.00%	$0.00	$10.00	0.00%	0.00%
0.4160	—20.00%	$0.00	$10.00	0.00%	0.00%
0.4680	—10.00%	$0.00	$10.00	0.00%	0.00%
0.5200	0.00%	$0.00	$10.00	0.00%	0.00%
0.5720	10.00%	$1.00	$11.00	10.00%	4.33%
0.6240	20.00%	$2.00	$12.00	20.00%	8.44%
0.6760	30.00%	$3.00	$13.00	30.00%	12.37%
0.7280	40.00%	$4.00	$14.00	40.00%	16.13%
1.0400	100.00%	$10.00	$20.00	100.00%	36.08%

(1)	Currency Return Amount = $10 x Currency Return Percentage x Participation Rate, provided that the Currency Return Amount will not be less than zero.
(2)	Maturity Payment = $10 + Currency Return Amount.
(3)	Compounded annually.

The examples are for purposes of illustration only. The actual Currency Return Amount will depend on the actual Starting Exchange Rate, the Ending Exchange Rate, the Participation Rate, and other relevant parameters.

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Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors who hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the Notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

■	U.S. investors will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) although they will receive no cash distributions on the Notes until maturity.

■	At maturity or upon a taxable disposition of the Notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted issue price in the Notes. The adjusted issue price of a Note generally is its purchase price increased by any Tax OID previously accrued.

■	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

■	Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

■	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with a U.S. trade or business of such holder. Further, if such holder does not comply with applicable certification requirements (generally, an IRS form W-8BEN), such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

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Additional Considerations

If no BRL/USD Exchange Rate is available on the Valuation Date or on any other relevant Business Day, the Calculation Agent may determine such BRL/USD Exchange Rate in accordance with the procedures set forth in the pricing supplement related to this offering.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.